SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2016

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated July 8, 2016	A-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	the Company’s business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	the Company’s operations and prospects;

•	the Company’s network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	the Company’s provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support the Company’s provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from the Company’s investment in and any arrangements with China Tower Corporation Limited;

•	the expected benefit from the Company’s acquisition and planned integration of certain assets, businesses and related liabilities and employees from China Tietong Telecommunications Corporation;

•	the expected impact of the implementation in Mainland China of value-added tax, the policy of “speed upgrade and tariff reduction” on the Company’s business, financial condition and results of operations;

•	the expected impact of tariff changes on the Company’s business, financial condition and results of operations;

•	the expected impact of new service offerings on the Company’s business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond the Company’s control. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: July 11, 2016	By:	/s/ Li Yue
Name: Li Yue
Title: Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

VOLUNTARY DISCLOSURE

COMMERCIAL PRICING IN RELATION TO THE LEASE OF

TELECOMMUNICATIONS TOWERS AND RELATED ASSETS FROM

CHINA TOWER CORPORATION LIMITED

1.	INTRODUCTION

This announcement is made by China Mobile Limited (the “Company”) on a voluntary basis.

References are made to the Company’s announcements dated 14 October 2015, 2 November 2015 and 29 January 2016 (collectively, the “Announcements”) in relation to (i) the entering into of a transaction agreement (the “Transaction Agreement”) between China Mobile Communication Company Limited (“CMC”), a wholly-owned subsidiary of the Company, and China Tower Corporation Limited (“China Tower”) in respect of the transfer of Acquired Telecommunications Towers and related assets; (ii) all conditions precedent as stated in the Transaction Agreement having been satisfied; and (iii) the confirmation of the final consideration for the transaction. Unless otherwise stated, capitalized terms used herein shall have the same meanings as those defined in the Announcements.

2.	THE LEASE AGREEMENT IN RELATION TO THE LEASE OF TELECOMMUNICATIONS TOWERS AND RELATED ASSETS

The Company announces that, on 8 July 2016, CMC and China Tower finalised the leasing and pricing arrangement in relation to the lease of telecommunications towers (including Newly-added Telecommunications Towers and Acquired Telecommunications Towers) and related assets, and entered into an agreement accordingly (the “Lease Agreement”).

Set out below are the major terms of the Lease Agreement:

(a)	Parties

CMC, as lessee

China Tower, as lessor

(b)	Service Period

The respective provincial companies of CMC and China Tower will enter into provincial company service agreements based on their actual service needs with a term of five years. Before expiry of the service period, the signing parties to the agreements or their respective subsidiary companies will discuss as to whether to enter into a separate product and service confirmation letter for matters concerning the subsequent provision of the relevant products.

(c)	Leased Assets

Pursuant to the Lease Agreement, the assets that CMC may lease from China Tower shall include:

(i)	tower products acquired by China Tower pursuant to the Transaction Agreement (“Acquired Telecommunications Towers”);

(ii)	tower products newly constructed by China Tower (“ Newly-added Telecommunications Towers”);

(iii)	indoor distribution system;

(iv)	transmission products; and

(v)	service products.

(d)	Pricing Basis and Formula for Tower Products

(i)	Pricing Basis

In arriving at the pricing in relation to the lease of telecommunications towers, the parties have taken into account various factors, including depreciation expense, maintenance expense, cost markup rate and co-sharing discount, etc.

(ii)	Pricing Formula

Product price =	base price × (1 – co-sharing discount rate 1) + (site cost + electricity input cost) ×
(1 – co-sharing discount rate 2)

Base price = (	standardized construction cost	× (1 + impairment rate) + maintenance expense) × (1 + cost markup rate)
useful lives of depreciation

(iii)	Pricing for Newly-added Telecommunications Towers and Acquired Telecommunications Towers

Newly-added Telecommunications Towers:

The pricing of Newly-added Telecommunications Towers shall be determined in accordance with the abovementioned pricing formula. In order to reflect the difference of the standardized construction costs of Newly-added Telecommunications Towers in different geographical areas, 31 provinces have been divided into four categories with a different adjustment rate for each category. The maintenance expense will be adjusted according to the ultimate actual bidding price. The values for the impairment rate and the cost markup rate are fixed at 2% and 15%, respectively. The site cost and electricity input cost are either priced on a lump sum or itemized basis. In order to maximize the benefit of tower sharing, China Tower offers the following co-sharing discount rates:

Co-sharing discount rate 1: a 20% discount rate shall apply to such towers shared by two lessees and a 30% discount rate shall apply to such towers shared among three lessees, and the first sole occupier of these towers will benefit from a first occupier discount policy (i.e. entitlement of an extra 5% discount in addition to other existing discounts).

Co-sharing discount rate 2: a 40% discount rate shall apply to such towers shared by two lessees and a 50% discount rate shall apply to such towers shared among three lessees, and the first sole occupier of these towers will benefit from the first occupier discount policy (i.e. entitlement of an extra 5% discount in addition to other existing discounts).

Acquired Telecommunications Towers:

The product catalogue and pricing formula relating to Acquired Telecommunications Towers are, in principle, consistent with those applicable to Newly-added Telecommunications Towers, with standardized construction cost to be adjusted pursuant to an adjustment ratio by different provinces to be determined based on proportion of the adjusted depreciation expense of Acquired Telecommunications Towers to the depreciation expense of Newly- added Telecommunications Towers. No separate electricity input cost will be charged. Acquired Telecommunications Towers will apply the same co- sharing discount as Newly-added Telecommunications Towers, and the original property owner will benefit from the first occupier discount. Prior to 2018, the existing co-sharing parties who shared the Acquired Telecommunication Towers with the original property owner before the date of completion will be charged at 30% of each of the base price and the site cost in relation to Acquired Telecommunication Towers located at the same station, and the original property owner will benefit from the first occupier discount policy for the base price, with the site cost to be charged at 70% (if there are two lessees) or 40% (if there are three lessees).

(iv)	The Commencement Date of the Lease for Newly-added Telecommunications Towers and Acquired Telecommunications Towers

Newly-added Telecommunications Towers: the same as the service commencement date as set out in a batch lease form and/or a product and service confirmation letter signed by the respective provincial companies and their subsidiary companies of CMC and China Tower

Acquired Telecommunications Towers: 1 November 2015

The pricing basis and fee standard set forth above have been determined upon arm’s length negotiations between CMC and China Tower. The parties may further negotiate or agree on any applicable adjustments to pricing taking into account any effects of inflation, significant fluctuations in the real estate market or the steel price, or any material change to the business forecast based on the actual business operation of China Tower, etc.

Any finance costs payable by China Tower shall be borne by China Tower itself.

3.	REASONS AND BENEFITS FOR ENTERING INTO THE LEASE AGREEMENT

The Company is of the view that the entering into of the Lease Agreement with China Tower would enable the Company, through the centralization and sharing of telecommunications tower resources, to obtain access to more network infrastructure resources, expand its network coverage at a faster pace and provide higher quality telecommunications services, while at the same time, would also enable the Company to save on capital expenditure. Through the sharing of telecommunications towers and related assets, the Company will benefit from advantages brought by common resources. It is expected that following the further increase in the co-sharing ratio of telecommunications towers in the future, the unit leasing fees will decrease which, in turn, will contribute positively to the Company’s profitability. In addition, as one of the major shareholders of China Tower, the Company expects to benefit from China Tower’s future earnings and value enhancement in the long run.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 8 July 2016

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition and results of operations of the Company to be materially different from any future performance, financial condition and results of operations implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Liu Aili, Mr. Xue Taohai and Mr. Sha Yuejia as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.